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                             December 26, 2023

       Joseph Sutaris
       Principal Financial Officer and Principal Accounting Officer Community Bank System, Inc.
       5790 Widewaters Parkway
       DeWitt, New York 13214 -1883

                                                        Re: Community Bank
System, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            File No. 001-13695

       Dear Joseph Sutaris:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed March 1, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loans, page 52

   1. We note your disclosure on page 52 detailing the composition of your business lending loan portfolio, which
appears to include commercial real estate (   CRE   ). Given the
                                                        significance of your
business lending portfolio to your lending operations, please revise, in future filings, to
disaggregate the composition of your business lending portfolio by separately presenting
CRE loans, with further disaggregation of the CRE loans by owner and non-owner occupied,
by borrower type (e.g., by office, hotel, multifamily, etc.), geographic
concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value
ratios, occupancy rates, etc.) material to an investor   s
                                                        understanding of your
CRE loan portfolio. In addition, revise to describe the specific details of any risk
management policies, procedures or other actions undertaken by management in response
to the current environment.
 Joseph Sutaris
Community Bank System, Inc.
December 26, 2023
Page 2
Form 10-Q filed November 9, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 35

2. We note your disclosure of critical accounting policies and estimates. In future filings, please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used, to the extent applicable. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Marc Thomas at 202-551-3452
with any questions.



FirstName LastNameJoseph Sutaris                              Sincerely,
Comapany NameCommunity Bank System, Inc.
                                                              Division of
Corporation Finance
December 26, 2023 Page 2                                      Office of Finance
FirstName LastName